UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

                        (Amendment No. 5)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         August 16, 2001
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104                     Page 1 of 5 Pages

                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)             PF
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization      United States
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power            7,077,265
  Shares	    --------------------------------------------
Beneficially        (8)  Shared Voting Power
 Owned by	    --------------------------------------------
   Each             (9)  Sole Dispositive Power       7,077,265
Reporting           --------------------------------------------
Person With         (10) Shared Dispositive Power
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    11,200,036*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           29.7%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                            IN
-----------------------------------------------------------------

*Includes shares owned by National Amusements, Inc.

CUSIP No. 598-148-104                     Page 2 of 5 Pages

                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                    NATIONAL AMUSEMENTS, INC.
                    I.R.S No.  04-2261332
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization               Maryland
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power          4,122,771
  Shares	    --------------------------------------------
Beneficially        (8)  Shared Voting Power
Owned by	    --------------------------------------------
   Each             (9)  Sole Dispositive Power     4,122,771
Reporting	    --------------------------------------------
Person With         (10) Shared Dispositive Power
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,122,771
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                               10.9%
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                CO
-----------------------------------------------------------------

                                           Page 3 of 5 Pages

Item 1.   Security and Issuer.
	  --------------------

          This Amendment No. 5 amends the Statement on Schedule 13D filed with the SEC on April 15, 1998 by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") and amended on December 18, 1998, May 1, 2000 and August 13, 2001, with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 3401 North Carolina Avenue, Chicago, IL 60618.

Item 5.   Interest in Securities of the Issuer.
	 -------------------------------------

          Item 5 is hereby amended as follows:

     (a) NAI is currently the beneficial owner, with sole dispositive and voting power, of 4,122,771 Common Shares, or approximately 10.9%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 4,
       2001).

     (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 7,077,265 Common Shares, or approximately 18.8%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 4, 2001). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 4,122,771 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 11,200,036 Common Shares, or approximately 29.7% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 4, 2001).

          Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 4 dated August 13,
               2001.

          (All transactions were executed by Bear Stearns, New
               York, N.Y.)

                       SUMNER M. REDSTONE
   		----------------------------------
              DATE       NO. OF SHARES        PRICE
	   ----------    --------------      ------
           08-14-2001             1,000      $14.88
           08-14-2001               200      $14.94
           08-14-2001             7,500      $14.95
           08-14-2001             1,800      $14.96
           08-14-2001             3,400      $14.99
           08-14-2001            10,700      $15.00
           08-14-2001               200      $15.10
           08-14-2001             5,000      $15.20
           08-14-2001             3,400      $15.23
           08-14-2001             5,000      $15.35
           08-14-2001               700      $15.37
           08-14-2001             2,900      $15.38
           08-14-2001             2,100      $15.40
           08-14-2001             3,300      $15.41
           08-14-2001               900      $15.44
           08-14-2001             1,000      $15.46
           08-14-2001             2,800      $15.47
           08-14-2001             2,100      $15.48

                                             Page 4 of 5 Pages

              DATE       NO. OF SHARES        PRICE
	   ----------    --------------      ------
           08-14-2001             2,000      $15.49
           08-14-2001            29,400      $15.50
           08-14-2001             4,300      $15.52
           08-14-2001             9,900      $15.53
           08-14-2001             4,600      $15.54

           08-15-2001             8,400      $15.27
           08-15-2001            41,600      $15.45
           08-15-2001             2,000      $15.51
           08-15-2001               500      $15.52
           08-15-2001             1,000      $15.55
           08-15-2001             1,800      $15.57
           08-15-2001            21,700      $15.60
           08-15-2001               400      $15.61
           08-15-2001             1,000      $15.63
           08-15-2001             4,000      $15.64
           08-15-2001            14,500      $15.65
           08-15-2001             2,300      $15.68
           08-15-2001            12,600      $15.70
           08-15-2001             3,100      $15.71
           08-15-2001            23,900      $15.73
           08-15-2001            25,000      $15.83
           08-15-2001            14,400      $15.85
           08-15-2001            12,500      $15.88
           08-15-2001             4,300      $15.90
           08-15-2001               700      $15.91
           08-15-2001             5,000      $15.95
           08-15-2001             5,000      $15.98
           08-15-2001            30,700      $16.00
           08-15-2001             5,000      $16.35

           08-16-2001             2,000      $15.53
           08-16-2001             2,100      $15.58
           08-16-2001             3,000      $15.63
           08-16-2001             3,000      $15.65
           08-16-2001             2,000      $15.66
           08-16-2001             9,800      $15.71
           08-16-2001             1,300      $15.73
           08-16-2001            13,500      $15.75
           08-16-2001             1,900      $15.76
           08-16-2001               600      $15.77
           08-16-2001             2,400      $15.82
           08-16-2001               200      $15.84
           08-16-2001             2,900      $15.87
           08-16-2001             1,800      $15.88
           08-16-2001            22,100      $15.90
           08-16-2001             2,700      $15.91
           08-16-2001             5,000      $15.92
           08-16-2001               100      $15.95
           08-16-2001             7,000      $15.99
           08-16-2001            13,300      $16.00
           08-16-2001               400      $16.02
           08-16-2001             2,700      $16.05
           08-16-2001             1,600      $16.09
           08-16-2001             5,000      $16.10
           08-16-2001             9,000      $16.14
           08-16-2001             2,000      $16.15

          All of the above transactions were purchases.

                                             Page 5 of 5 Pages



                           Signatures
			   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



August 16, 2001                    /s/ Sumner M. Redstone,
				   -----------------------
				   Sumner M. Redstone,
                                   Individually



                                   National Amusements, Inc.


                                   By: /s/ Sumner M. Redstone
				      ------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer